

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

September 27, 2011

Via E-Mail

Angela M. Dowd, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

> **Re:** **Harbin Electric, Inc.**
> **Responses to comments issued on September 19, 2011 filed**
>   **September 22, 2011**
> **Revised Preliminary Schedule 14A**
> **File No. 001-33276**
>
> **Amended Schedule 13E-3**
> **File No. 005-80112**

Dear Ms. Dowd:

We have reviewed your responses and have the following comment.

Revised Preliminary Proxy Statement

Special Factors
Background of the Merger, page 13

1. We disagree with your analysis regarding the requirements to provide disclosure, pursuant to Item 1015(a) of Regulation M-A relating to the Big Four Due Diligence Report and to file it as an exhibit pursuant to Item 1016 of Regulation M-A. Please revise the disclosure and file the exhibit.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions